UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Durect Corporation

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

266605104

(CUSIP Number)

March 9, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 266605104

1.	NAMES OF REPORTING PERSONS First Eagle Investment Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 13,129,197
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 13,129,197
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,129,197
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.54% [1]
12.	TYPE OF REPORTING PERSON IA

1	The percent of class was calculated based on 113,733,358 shares of common stock outstanding as reported in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission on March 3, 2015.

CUSIP No. 266605104

1.	NAMES OF REPORTING PERSONS Arnhold and S. Bleichroeder Holdings, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 13,129,197
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 13,129,197
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,129,197
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.54% [1]
12.	TYPE OF REPORTING PERSON CO

1	The percent of class was calculated based on 113,733,358 shares of common stock outstanding as reported in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission on March 3, 2015.

CUSIP No. 266605104

1.	NAMES OF REPORTING PERSONS 21 April Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,719,910
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 1,719,910
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,719,910
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.51% [1]
12.	TYPE OF REPORTING PERSON PN

1	The percent of class was calculated based on 113,733,358 shares of common stock outstanding as reported in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission on March 3, 2015.

CUSIP No. 266605104

1.	NAMES OF REPORTING PERSONS 21 April Fund, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,344,743
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 6,344,743
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,344,743
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.58% [1]
12.	TYPE OF REPORTING PERSON FI

1	The percent of class was calculated based on 113,733,358 shares of common stock outstanding as reported in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission on March 3, 2015.

CUSIP No. 266605104

1.	NAMES OF REPORTING PERSONS First Eagle Value in Biotechnology Master Fund, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,064,544
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 5,064,544
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,064,544
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.45% [1]
12.	TYPE OF REPORTING PERSON FI

1	The percent of class was calculated based on 113,733,358 shares of common stock outstanding as reported in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission on March 3, 2015.

CUSIP No. 266605104

Item 1.		Issuer

	(a)	Name of Issuer:

Durect Corporation (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

10260 Bubb Road Cupertino, CA 95014

Item 2.		Filing Person
(a) – (c)

Name of Persons Filing; Address; Citizenship:

This statement is being filed by (i) 21 April Fund, LP (“21 April LP”), 21 April Fund, Ltd. (“21 April Ltd.”), and First Eagle Value in Biotechnology Master Fund, Ltd. (“FEVIBM” and, together with 21 April LP and 21 April Ltd., the “Funds”), (ii) First Eagle Investment Management, LLC (“FEIM”), general partner of 21 April LP, the registered investment adviser to the Funds and subsidiary of Arnhold and S. Bleichroeder Holdings, Inc. (“ASBH”), and (iii) ASBH. The persons named in this paragraph are referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”.

The address of the principal business office of FEIM, ASBH and 21 April LP is 1345 Avenue of the Americas, New York, NY 10105.

The registered address of 21 April Ltd. and FEVIBM is c/o Citco Fund Services (Cayman Islands) Limited, Regatta Office Park, West Bay Road, P.O. Box 31106 SMB, Grand Cayman KY1-1205, Cayman Islands, British West Indies.

FEIM is a limited liability company organized under the laws of the State of Delaware. ASBH is a corporation organized under the laws of the State of Delaware. 21 April LP is a limited partnership organized under the laws of the State of Delaware. 21 April Ltd. is a Cayman Island exempted company. FEVIBM is a Cayman Island exempted company.

	(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share (the “Common Stock”)

	(e)	CUSIP Number: 266605104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E); Solely with respect to FEIM.

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a) and (b) Amount beneficially owned:

21 April LP is the beneficial owner of 1,719,910 shares, representing 1.51% of the total outstanding common stock of the Issuer.

21 April Ltd. is the beneficial owner of 6,344,743 shares, representing 5.58% of the total outstanding common stock of the Issuer.

FEVIBM is the beneficial owner of 5,064,544 shares, representing 4.45% of the total outstanding common stock of the Issuer.

As the general partner of 21 April LP and the investment adviser to each of 21 April LP, 21 April Ltd. and FEVIBM, FEIM may be deemed to beneficially own the 13,129,197 shares beneficially owned by 21 April LP, 21 April Ltd. and FEVIBM.

FEIM is a subsidiary of ASBH and ASBH may be deemed to beneficially own the 13,129,197 shares that may be beneficially owned by FEIM. ASBH specifically disclaims beneficial ownership of such shares and nothing contained in this report shall be deemed to be an admission to the contrary.

(c) Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
First Eagle Investment Management, LLC	13,129,197	0	13,129,197	0
Arnhold and S. Bleichroeder Holdings, Inc.	13,129,197	0	13,129,197	0
21 April Fund, LP	1,719,910	0	1,719,910	0
21 April Fund, Ltd.	6,344,743	0	6,344,743	0
First Eagle Value in Biotechnology Master Fund, Ltd.	5,064,544	0	5,064,544	0

(i)     Sole power to vote or direct the vote

(ii)    Shared power to vote or to direct the vote

(iii)   Sole power to dispose or to direct the disposition of

(iv)   Shared power to dispose or to direct the disposition of

The percent of class was calculated based on 113,733,358 shares of common stock outstanding as reported in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission on March 3, 2015.

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 19, 2015

FIRST EAGLE INVESTMENT MANAGEMENT, LLC

By:	/s/ Mark Goldstein
Name:	Mark Goldstein
Title:	Secretary

ARNHOLD AND S. BLEICHROEDER HOLDINGS, INC.

By:	/s/ Mark Goldstein
Name:	Mark Goldstein
Title:	Secretary

21 APRIL FUND, LP

By: First Eagle Investment Management, LLC, its General Partner

By:	/s/ Mark Goldstein
Name:	Mark Goldstein
Title:	Secretary

21 APRIL FUND, LTD.

By:	/s/ Mark Goldstein
Name:	Mark Goldstein
Title:	Secretary

FIRST EAGLE VALUE IN BIOTECHNOLOGY MASTER FUND, LTD.

By:	/s/ Mark Goldstein
Name:	Mark Goldstein
Title:	Secretary

Exhibit A

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: March 19, 2015

FIRST EAGLE INVESTMENT MANAGEMENT, LLC

By:	/s/ Mark Goldstein
Name:	Mark Goldstein
Title:	Secretary

ARNHOLD AND S. BLEICHROEDER HOLDINGS, INC.

By:	/s/ Mark Goldstein
Name:	Mark Goldstein
Title:	Secretary

21 APRIL FUND, LP

By: First Eagle Investment Management, LLC, its General Partner

By:	/s/ Mark Goldstein
Name:	Mark Goldstein
Title:	Secretary

21 APRIL FUND, LTD.

By:	/s/ Mark Goldstein
Name:	Mark Goldstein
Title:	Secretary

FIRST EAGLE VALUE IN BIOTECHNOLOGY MASTER FUND, LTD.

By:	/s/ Mark Goldstein
Name:	Mark Goldstein
Title:	Secretary